

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 29, 2007

By Facsimile and U.S. Mail

Mr. William J. Lyons
Chief Financial Officer
Consol Energy Inc.
1800 Washington Road
Pittsburgh, Pennsylvania 15241

> **Re:** **Consol Energy Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 20, 2007**
> **Response Letter Dated May 8, 2007**
> **File No. 001-14901**

Dear Mr. Lyons:

We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated May 8, 2007 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm, page 92

1.   We note your response to comment three of our letter dated April 24, 2007. Your index to consolidated financial statements includes a list of financial statements that have similar but not exact references as the financial statements opined on by your auditors and included in the audit opinion. For example, the audit opinion references the financial position of Consol Energy and the results of their operations while the index to consolidated financial statements references the consolidated balance sheet and consolidated statement of income. Please clarify which financial statements have been opined on by your auditors.

Note 1. Significant Accounting Policies, page 98

Property, Plant and Equipment, page 99

2.   We note your definition of "Exploration costs" does not include the costs of
        drilling and studies incurred during the development or production stage of a
        project for the purpose of upgrading mineral resources to reserves. Please explain
        why you believe these costs are not exploration costs if that is your view.

3.   Please also clarify for us and in your document your accounting treatment of
        drilling and study costs incurred in areas otherwise referred to as the exploration
        potential, that exists beyond the boundaries of drill indicated inferred resources
        within a concession.

Note 27. Segment Information, page 142

4.   We note your response to comment 12 of our letter dated April 24, 2007. Please
        clarify why the coal segment business units included in the other coal segment do
        not meet the aggregation criteria.

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        You may contact John Cannarella at (202) 551-3337 or Kevin Stertzel at (202)
551-3723 if you have questions regarding comments on the financial statements and
related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with
questions about engineering comments. Please contact me at (202) 551-3683 with any
other questions.

                                                Sincerely,

                                                Jill Davis
                                                Branch Chief